Proxy Results

The Annual Meeting of Shareholders was held on February 27, 2015 for shareholders of record as of the close of business on December 22, 2014 to re-elect Raymond B.Woolson and Ronald R. Redell, both Class II trustee nominees, for the Fund.
The nominee Raymond B. Woolson was elected with 83,079,269 affirmative votes and 1,083,228 votes withheld. The nominee Ronald R. Redell was elected with 82,777,703 affirmative votes and 1,384,794 votes withheld. For the Fund,
Trustees whose terms of office continued after the Annual Meeting of Shareholders because they were not up for re-election are Joseph J. Ciprari and John C. Salter.